Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 1, 2011

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Scharf Fund (S000035415)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of November 22, 2011, to the Trust’s Post-Effective Amendment (“PEA”) No. 385 to its registration statement.  PEA No. 385 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on October 14, 2011, for the purpose of adding one new series to the Trust:  Scharf Fund (the “Fund”).

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS COMMENTS

Summary Section

1.
Staff Comment:  The Staff notes that the first paragraph of the “Principal Investment Strategies of the Fund” section on page 1 states that the Fund may invest up to 30% of its total assets in other investment companies.  Please explain whether the “Annual Fund Operating Expenses” table should include an estimated amount for “Acquired Fund Fees and Expenses” as a result of this principal investment strategy.  If so, please revise the “Annual Fund Operating Expenses” table accordingly.

Response:  The Trust responds by stating that ownership of other investment companies, as described in the Fund’s “Principal Investment Strategies” section, may take place periodically.  However, it is the Adviser’s expectation that the Fund will not own any investment companies initially, although it may invest in these vehicles at any time in the future. For this reason, the Trust feels it is not appropriate to add “Acquired Fund Fees and Expenses” to the Fund’s “Annual Fund Operating Expenses” table at this time but will do so in the future, if necessary.

2.
Staff Comment:  Please confirm whether all exclusions to the Fund’s expense waiver are included in Footnote 2 to the Fund’s “Annual Fund Operating Expenses” table.  If all exclusions are not included, please revise the footnote as appropriate.

Response:  The Trust responds by confirming that all exclusions are included with the footnote.

Principal Investment Strategies and Related Risks

3.
Staff Comment:  In the “Principal Investment Strategies of the Fund” section, with respect to the fourth element of the Adviser’s investment philosophy on page 5, the Staff requests that the term “concentration” be changed to “focus” or another appropriate term.  It is the Staff’s position that the term “concentration” has a specific meaning for a registered investment company and that the use here is not in accordance with such meaning.  The Staff notes the term “concentration” typically implies that a registered investment company is investing substantially (i.e., 25% or more of its total assets) in a particular industry.

Response:  The Trust responds by changing the term from “concentration” to “focus.”

Similarly Managed Account Performance

4.
Staff Comment:  With respect to the prior performance table beginning on page 10, the Staff notes that performance is shown both gross and net of fees.  Please confirm supplementally that performance shown net of fees includes all fees associated with the composite and that there are no fees excluded from these returns.

Response:  The Trust responds supplementally by confirming that performance shown net of fees includes all fees associated with the composite and that no fees are excluded from these returns.

5.
Staff Comment:  Please file as an exhibit to Part C of the Fund’s registration statement, Ashland Partners & Company LLP’s consent to being named as the independent verifier of the performance information contained in this section.

Response: The Trust responds by confirming that the requested verification will be filed as an exhibit to Part C of the Fund’s registration statement.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

6.	With respect to the “Investment Restrictions” section beginning on page 17, please revise restriction number 7 so that it also relates to non-physical commodities.

Response:  With respect to investment restriction number 7, the Trust responds by stating that the second sentence of the disclosure appropriately discloses the Fund’s policy regarding non-physical commodities by indicating that the Fund may invest in futures contracts and other instruments backed by physical commodities.  Accordingly, the Trust respectfully declines to make revisions associated with this comment.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust